Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is a transcript of Peggy Johnson’s interview with Jon Fortt on CNBC in which the proposed business transaction between Churchill Capital Corp XI (“Churchill XI”) and Agility Robotics, Inc. (“Agility”) is discussed.

Transcript

00:00:00 Jon Fortt

Welcome to Fort Knox.

00:00:01 Jon Fortt

I’m John Ford here this time with Peggy Johnson, the CEO of Agility Robotics.

00:00:06 Jon Fortt

Peggy, welcome.

00:00:08 Peggy Johnson

Thank you, John.

00:00:08 Peggy Johnson

Thanks for having me.

00:00:10 Jon Fortt

Great to have you.

00:00:10 Jon Fortt

I want to start where I always do, asking about today’s toughest problem that you’re solving.

00:00:17 Jon Fortt

How do you frame that with robotics, which is long promised and actually getting hot now?

00:00:26 Peggy Johnson

So today’s toughest problem by far is safety in robotics.

00:00:31 Peggy Johnson

And it can kind of get overlooked in a sea of dancing robots and robots doing backflips and things.

00:00:37 Peggy Johnson

That’s all very awesome to watch, but the robots need to be safe if they’re going to be operating in our environment, whether that’s at work or at home.

00:00:49 Peggy Johnson

And today, robots

00:00:52 Peggy Johnson

that are operating in facilities like logistics facilities, warehouses, all of those have to be fenced off.

00:00:58 Peggy Johnson

And if you’ve ever been to these warehouses, you’ll see a lot of automation is on one side of a line in the floor and the humans stay on the other side.

00:01:08 Peggy Johnson

So same with robots, they have to operate in those facilities.

00:01:11 Peggy Johnson

Our digit 4 does inside of a fenced off area.

00:01:14 Peggy Johnson

So it does a task in there away from humans.

00:01:18 Peggy Johnson

Our digit 5

00:01:20 Peggy Johnson

coming out next year will actually solve for this problem.

00:01:24 Peggy Johnson

It will allow the robot to come outside of that fenced area and rock amongst humans.

00:01:32 Peggy Johnson

That’s a big step and it was very challenging to solve.

00:01:39 Jon Fortt

How do you define the problem?

00:01:41 Jon Fortt

Because it’s one thing to say, oh, it’s not safe enough for these humanoid robots to operate around people.

00:01:48 Jon Fortt

Maybe they throw elbows

00:01:50 Jon Fortt

blindly or whatever.

00:01:52 Jon Fortt

It’s another thing to say they are safe now because it’s like, okay, well, what changed?

00:01:55 Jon Fortt

How did you measure that?

00:01:57 Peggy Johnson

So the measurement really is will insurance companies underwrite these devices to operate around people?

00:02:05 Peggy Johnson

That’s really what all of the other automation has to be able to accomplish that’s in that facility.

00:02:12 Peggy Johnson

We have to meet that same bar of lowering the risk as much as possible.

00:02:18 Peggy Johnson

So what we’ve done is as the human might approach the robot, the robot will stop when the human gets within a certain radius.

00:02:31 Peggy Johnson

And if the human gets closer, the robot will then take further action and bring itself slowly down to the ground and hopefully not drop whatever it’s carrying too.

00:02:40 Peggy Johnson

So that’s something to keep in mind.

00:02:41 Peggy Johnson

It might be something very valuable like chip wafers.

00:02:44 Peggy Johnson

So you have to think about all of those

00:02:47 Peggy Johnson

different scenarios as we implement safe human detection in our robot.

00:02:53 Jon Fortt

So it’s literally sort of a proximity sensor where the robot freezes or stops, not literally freezes, but stops and goes into don’t get too close mode when people approach.

00:03:07 Peggy Johnson

Exactly.

00:03:08 Peggy Johnson

And they also, here’s where AI helps.

00:03:11 Peggy Johnson

You have to be able to detect what is a human and what isn’t a human.

00:03:16 Peggy Johnson

You don’t want to have to have that kind of reaction every time you pass a cement pillar, for instance, in a facility.

00:03:23 Peggy Johnson

So AI, onboard AI can help us detect that.

00:03:27 Peggy Johnson

And when the human does get too close,

00:03:31 Peggy Johnson

we have to still be under power to bring ourselves down to the ground.

00:03:35 Peggy Johnson

When you think about a robot, just like us, if you’re standing, you are using power to dynamically stabilize yourself.

00:03:43 Peggy Johnson

A robot is doing the same thing.

00:03:44 Peggy Johnson

So it’s under power.

00:03:46 Peggy Johnson

And as the human gets

00:03:48 Peggy Johnson

really close into very close proximity, we want to power the robot off.

00:03:53 Peggy Johnson

And that means bringing it safely down to the ground and ensuring that it can’t move its arms or legs in proximity of the human.

00:04:02 Jon Fortt

How different is this in principle from self-driving cars that detect something crossing the street in front of them?

00:04:09 Peggy Johnson

It’s actually very similar.

00:04:11 Peggy Johnson

In fact, we’ve had

00:04:13 Peggy Johnson

the benefit of that industry, they have developed a lot of sensors, LIDAR cameras, that sort of thing that helps us detect humans.

00:04:23 Peggy Johnson

So we have a series of cameras all around our robot that can help us detect that human very similar to what cars are doing.

00:04:33 Jon Fortt

So is it LIDAR?

00:04:34 Jon Fortt

Is it cameras?

00:04:35 Jon Fortt

What are the methods?

00:04:36 Jon Fortt

What are the eyes and ears?

00:04:38 Peggy Johnson

It’s a series of sensors.

00:04:41 Peggy Johnson

We do have a couple LIDARs.

00:04:44 Peggy Johnson

We also have pairs of cameras, RGB and IR cameras that are put all around the robot, which means the robot can see not only ahead, but behind.

00:04:56 Peggy Johnson

And that’s actually better than a human where you’d have to turn around to see.

00:05:01 Peggy Johnson

So very much like a car that have those sensors all around the proximity of the car.

00:05:07 Jon Fortt

And the IR sensors can sense heat.

00:05:09 Jon Fortt

I guess that’s how partly how the difference between a pillar and a person.

00:05:13 Peggy Johnson

Yes, and you want to have all of the sensors to start with.

00:05:17 Peggy Johnson

Maybe over time we can reduce some of those, but we want to ensure the highest bar of safety and that’s what our aim is.

00:05:27 Jon Fortt

So how much do these weigh?

00:05:29 Jon Fortt

Give a sense of the

00:05:32 Jon Fortt

potential danger that it is that you’re guarding against if this thing swings something around in a direction or drops something when there’s something fragile or someone fragile too close.

00:05:44 Peggy Johnson

That’s a great question because I think a lot of times what you might have seen on the internet with dancing robots, those robots tend to be fairly small.

00:05:54 Peggy Johnson

A lot of them are you know much smaller than than a human.

00:05:57 Peggy Johnson

Ours is not.

00:05:58 Peggy Johnson

Ours is a an industrial

00:06:01 Peggy Johnson

piece of automation.

00:06:03 Peggy Johnson

It stands about six feet.

00:06:05 Peggy Johnson

It weighs about 220 pounds.

00:06:08 Peggy Johnson

It can lift.

00:06:10 Peggy Johnson

We can go up to OSHA single man lift, so it can lift 50 pounds over and over and over again.

00:06:17 Peggy Johnson

So it’s a powerful device.

00:06:19 Peggy Johnson

It can reach high overhead to about 7.2 feet because these environments are built for humans, so we have to be narrow enough to walk down

00:06:30 Peggy Johnson

aisle ways that were built for humans and then reach overhead and then all the way down to the ground, much like humans do.

00:06:37 Jon Fortt

How should the general public, I’m sure your customers are used to this, but think about the economic value and business case for a robot.

00:06:48 Jon Fortt

With a person, you pay them a salary over time.

00:06:53 Jon Fortt

You know, there’s health insurance involved, you want them to stay healthy, warehouse work is difficult, you go through safety training.

00:07:00 Jon Fortt

With a robot, I imagine it has to be programmed correctly, that has to be updated as the tasks and perhaps the layout of the facility change.

00:07:10 Jon Fortt

But are you paying for it completely upfront and sort of amortizing that over time?

00:07:17 Jon Fortt

Are you leasing it in some way?

00:07:19 Jon Fortt

How do you pay it?

00:07:20 Jon Fortt

Or how do you pay for it?

00:07:23 Peggy Johnson

It’s a great question.

00:07:24 Peggy Johnson

We have two models, robot as a service.

00:07:27 Peggy Johnson

So there’s a monthly fee that includes the hardware and the software, the maintenance, the upgrades.

00:07:33 Peggy Johnson

And that tends to be what most early customers are interested in.

00:07:39 Peggy Johnson

You don’t have to take on the burden of the asset on day one, and you can test it out, try it out in your facilities.

00:07:47 Peggy Johnson

Later stage customers look toward outright purchase.

00:07:51 Peggy Johnson

And so we do offer both of those things.

00:07:54 Peggy Johnson

But I would say when it comes to economic value, we step in and take on tasks that

00:08:01 Peggy Johnson

companies are really struggling to find humans to take on.

00:08:05 Peggy Johnson

And so the alternative for the company is nobody’s doing the task or even worse, you might have somebody taking on double work.

00:08:14 Peggy Johnson

And that tends to be very injury prone with the type of work that our robots are doing.

00:08:20 Peggy Johnson

We call it the 3Ds, dirty, dangerous, and now I can’t think of the third one, dull.

00:08:28 Peggy Johnson

It’s because it’s so dull.

00:08:30 Peggy Johnson

They are very repetitive over and over type of work that is hard to staff for.

00:08:37 Peggy Johnson

You’ve got an aging workforce that’s stepping down and you’ve got a young workforce that

00:08:44 Peggy Johnson

doesn’t want these jobs.

00:08:45 Peggy Johnson

You got an administration that’s reshoring a lot of these sorts of jobs.

00:08:50 Peggy Johnson

All of that is creating a labor gap that these devices can step in and fill.

00:08:57 Peggy Johnson

We have, last year we had over a million jobs open in manufacturing, logistics, warehousing that just go unfilled.

00:09:06 Peggy Johnson

So it’s both a safety concern for human employees as well as

00:09:12 Peggy Johnson

a way to, you know, offload these tasks that humans are deciding they don’t want to do anymore.

00:09:19 Jon Fortt

So I guess some people are going to wonder, are these taking jobs from people the way you’re describing it?

00:09:26 Jon Fortt

They’re filling jobs that people either don’t want or even if they want them, they can’t do safely over time, over a long period of time.

00:09:36 Jon Fortt

And I wonder, are you making the case

00:09:40 Jon Fortt

Because it’s what I would do.

00:09:42 Jon Fortt

So are you making the case that these are actually paving the way, opening up the aperture for more human jobs to get done?

00:09:52 Jon Fortt

In other words, hey, if nobody can lift this, then it can’t get unpacked.

00:09:57 Jon Fortt

And until we get a repeatable way for this heavy box to get lifted over and over again, the people who are doing the unpacking or the sorting or whatever detail work down the line, we can’t hire more of those people.

00:10:10 Jon Fortt

If you unplug the lift problem with a robot at this end of the work chain, then you increase the demand for the detail work further down the line.

00:10:21 Peggy Johnson

That’s exactly the case.

00:10:22 Peggy Johnson

So when these jobs can’t be filled, production slows.

00:10:27 Peggy Johnson

It’s existential.

00:10:28 Peggy Johnson

You may have heard many CEOs talking about this.

00:10:32 Peggy Johnson

They are having a real hard time filling some of these very, very manual jobs.

00:10:39 Peggy Johnson

When the robot comes in, the human who might have been doing this part of their day, a lot of times the task is just part of what the human does in a day, but it’s the part they like the least because it’s very manual.

00:10:51 Peggy Johnson

The human then is freed up to do more higher value, more complex type of jobs that require a lot more decision making.

00:11:00 Peggy Johnson

And that actually puts them on a course to move up in the facility if this type of work can be offloaded to the robot.

00:11:10 Jon Fortt

I wonder though, is it really a path to move up or are most people just going to be running just ahead of the robot?

00:11:17 Jon Fortt

Even as there’s the heavy lifting robot and for a while that’s creating jobs, but somebody’s working on a detail robot that’s doing that work that the people have moved on to.

00:11:27 Jon Fortt

And it’s going to be able to do that without getting sleepy.

00:11:31 Jon Fortt

And so they’re going to have to figure out how to move a little bit further down the chain into doing work that the robots haven’t figured out how to do yet.

00:11:37 Jon Fortt

But that’s what’s next on the roadmap.

00:11:39 Jon Fortt

And in a year or two, the robots will be doing that too.

00:11:42 Peggy Johnson

There is so much work that’s going unfilled it would be my response and the number is increasing by 2033 there’s going to be 2 million jobs in this area that can’t be filled and globally it’s many multiples of tens more than that because

00:12:03 Peggy Johnson

The fact is that humans are just saying we’re not going to do this kind of work.

00:12:08 Peggy Johnson

So if you think of it as a tool for humans and kind of a tool, it’s humans and the robot, not humans or the robot.

00:12:16 Peggy Johnson

That’s where we believe human cycles will be freed up for more creative, higher value use.

00:12:23 Jon Fortt

What kind of volume are you manufacturing here?

00:12:26 Jon Fortt

How many of these humanoid robots are out in the field?

00:12:31 Peggy Johnson

We haven’t spoken of the number, but I will say we built a facility to manufacture 10,000 robots a year.

00:12:39 Peggy Johnson

Digit five is our scale robot because it can come outside the work cell.

00:12:44 Peggy Johnson

Being inside the work cell is a constraint because you can only have so much real estate that you can replicate and put a robot in to keep it away from humans.

00:12:54 Peggy Johnson

So coming outside the work cell delivers a real general purpose human that can do a number of

00:13:00 Peggy Johnson

different tasks throughout the day.

00:13:03 Peggy Johnson

The demand that we’re seeing from our customers is high.

00:13:07 Peggy Johnson

Again, existential for some.

00:13:10 Peggy Johnson

And it crosses industries.

00:13:12 Peggy Johnson

We have interest, we have a growing pipeline of interest and $300 million of booked multi-year orders.

00:13:20 Peggy Johnson

So we know the demand is there and our scale robot will be digit five out next year.

00:13:26 Jon Fortt

What industries should we be thinking about?

00:13:28 Jon Fortt

Warehouse

00:13:30 Jon Fortt

e-commerce is kind of clear.

00:13:32 Jon Fortt

But what else?

00:13:33 Peggy Johnson

I would say overall, any industries that have facilities where they’re moving product, it’s called material, you know, broad material handling, whether it’s these plastic bins that are called totes or simple kitting work.

00:13:50 Peggy Johnson

We have automotive that have big metal boxes and bins that they move parts around.

00:13:57 Peggy Johnson

pharma, retail, just really across the board is in these facilities are struggling to fill these labor gaps.

00:14:07 Jon Fortt

So it’s the space is too small for a forklift or something like that, but.

00:14:12 Peggy Johnson

Correct.

00:14:13 Peggy Johnson

Yeah.

00:14:14 Peggy Johnson

You know, when you walk in, you can see that the machines are here and the humans walk in these narrow aisle ways.

00:14:21 Peggy Johnson

And still today, the reason we even need humanoids in these facilities is while they are magnificently built out with automation, a lot of the automation is not connected to each other.

00:14:35 Peggy Johnson

So we will, for instance, provide work, an autonomous mobile robot will roll up with a pallet of goods on it,

00:14:44 Peggy Johnson

And a human is there taking those boxes off and setting them on a conveyor belt next to it so that much of the automation is not connected.

00:14:53 Peggy Johnson

Humans are the connectors.

00:14:55 Peggy Johnson

And this is where the robots can step in and be very helpful.

00:15:00 Jon Fortt

Tell me about your chain of executive experience that led to this point because it’s pretty interesting, software, chips, et cetera.

00:15:14 Peggy Johnson

I’ve done a little bit of everything.

00:15:16 Peggy Johnson

I was at Qualcomm for 25 years and also really doing what I’m doing now, taking early stage tech and bringing it out into the commercial market.

00:15:26 Peggy Johnson

So I had a front row seat to the mobile phone industry.

00:15:30 Peggy Johnson

We made cell sites and handsets and obviously later chips at Qualcomm.

00:15:36 Peggy Johnson

But all of that was early tech when it started and we were able to transform it into an actual

00:15:44 Peggy Johnson

consumer and business products to build the networks.

00:15:48 Peggy Johnson

And there is a real art to that.

00:15:51 Peggy Johnson

There’s a lot of good tech that’s on the shelves of these companies, but that’s where I learned that expertise.

00:15:59 Peggy Johnson

Then I went to Microsoft and did a similar job.

00:16:02 Peggy Johnson

I worked for Satya Nadella and we stewarded many hardware software products out into the commercial markets.

00:16:11 Peggy Johnson

After that, I stepped in as CEO of Magic Leap, where they focused on augmented reality headsets, also very early stage tech.

00:16:20 Peggy Johnson

I was there for three years and then stepped in as CEO at Agility 2 1/2 years ago.

00:16:26 Jon Fortt

The part about Magic Leap on the way here that I wonder about is that now when I’m talking to

00:16:35 Jon Fortt

Jensen Huang or to Lisa Su, talking to Jensen at CES.

00:16:39 Jon Fortt

He was talking about physical AI and how so much of the video AI training is what enables the robots to then do those tasks later.

00:16:54 Jon Fortt

Lisa Su at AMD just purchased World Labs for I think 8.2 billion dollars or announced the intent to and I was talking to Fei-Fei Li earlier this year about how there’s a need for an entirely different depth of knowledge in physics versus what the language models are providing with words if we’re gonna have either intelligent

00:17:19 Jon Fortt

robots navigating the world, or we’re going to have three-dimensional experiences that are getting built that include things like texture.

00:17:28 Jon Fortt

So to what degree did the things that you were working on at Magic Leap, which could be ways to immerse people in these physics-driven environments, how much did that inform either your thinking or approach to what you’re doing at Agility Robotics now?

00:17:48 Peggy Johnson

Very much so.

00:17:49 Peggy Johnson

We were very involved with computer perception, again, looking at an image and deciding quickly, what am I looking at?

00:17:57 Peggy Johnson

Where am I in this room?

00:17:59 Peggy Johnson

How can I navigate through this room without, you know, tripping?

00:18:03 Peggy Johnson

That all of that

00:18:05 Peggy Johnson

turned out to be really the basis for a lot of what robots need to do as they navigate through their environment.

00:18:12 Peggy Johnson

So all very, very good tech that can feed this the dawn of physical AI in our environment.

00:18:21 Peggy Johnson

What’s interesting is that type of data, there’s not a lot of it.

00:18:27 Peggy Johnson

So Jensen, Lisa, they’re wise to look at this area because

00:18:32 Peggy Johnson

If you look at what we have now with AI, all of the large language models were trained.

00:18:38 Peggy Johnson

They had a whole Internet to be trained on text and images.

00:18:41 Peggy Johnson

They could pull all that in and do their training.

00:18:44 Peggy Johnson

There is no bank of robotics data because that is three-dimensional data, as you rightly said.

00:18:51 Peggy Johnson

So everything that

00:18:54 Peggy Johnson

that moves through the environment has a function around it that needs to be captured and used for training.

00:19:03 Peggy Johnson

And that is something quite different than having the internet at our hands.

00:19:08 Peggy Johnson

You actually have to use a mix of data.

00:19:11 Peggy Johnson

Simulation data is one thing.

00:19:13 Peggy Johnson

You can simulate movement and gather that data.

00:19:18 Peggy Johnson

You can do something called teleoperations where a human is operating the robot and teaching it how to move through the world.

00:19:26 Peggy Johnson

And then what we do is to that, we add our own operational deployment data, which happens to be the highest quality data.

00:19:35 Peggy Johnson

It’s data that we collect from actual deployments and how the robot has moved successfully through those environments.

00:19:43 Peggy Johnson

And with three years of customer deployments, we have over 65,000 hours of that.

00:19:48 Peggy Johnson

And it’s really a mix of all this data and then continuing to add to that pool with more deployments that is helping us accelerate our ability to teach the robot new skills.

00:20:01 Jon Fortt

What about motion capture?

00:20:03 Peggy Johnson

Motion capture as well.

00:20:04 Jon Fortt

Okay, ‘cause it was a Hollywood thing. You would see, what is his name? Andy’s Turkish in the suit being Gollum, and then they’d swap him out because they wanna know how the creature moves. And that to me would be analogous to, hey, if we want this robot to be able to move through this environment and lift these things and put them somewhere and understand how it needs to stabilize itself or whatever, if it’s a humanoid, ideally you want a human wearing

00:20:29 Jon Fortt

either wearing a motion capture suit or watch from enough different angles that a suit itself is unnecessary so that you can capture that data, no?

00:20:38 Peggy Johnson

You are exactly right, and I missed that one. We use that ourselves in our factory. So it’s really a variety of inputs. Each of them have their pros and cons, so that’s why we take a mix of all of it and add it to our data lake and train our physical AI model.

00:20:57 Peggy Johnson

There’s really, you should think of it as two different sets of AI use. We have the semantic AI, which is the brain of the robot. When you give it a command, it can execute on that command. That layer is largely, we think over time, somewhat commoditized. There’s a lot of LLMs out there. We could use all of them. We’re agnostic to them. We actually swap them in and out.

00:21:23 Peggy Johnson

But underneath the physical AI layer is the part that agility is building internally. And that is where we need data and we need lots of data. And so you’ll see you’ll hear a lot about the gathering of physical AI over the next next phase here.

00:21:40 Jon Fortt

Okay.

00:21:41 Jon Fortt

All right. Well, now that I’ve learned some more about agility robotics, I want to learn even more about you that we talked about that a little bit. So tell me where were you born? Tell me about the household, parents, any siblings?

00:21:57 Peggy Johnson

A few. I have 14 brothers and sisters.

00:22:00 Jon Fortt

Yeah, that’s a few.

00:22:03 Peggy Johnson

Just a few. But there’s a little bit of a story there.

00:22:07 Jon Fortt

It has to be.

00:22:08 Peggy Johnson

Yeah. My parents had eight children and my father passed away at quite a young age. And my mom remarried a man whose wife had passed away and he had seven children. And we all moved into a house, a big house, so not that big. I’ve gone back and looked at it now and it’s kind of amazing we all fit in there. But

00:22:32 Peggy Johnson

in Los Angeles and grew up with 14 siblings.

00:22:37 Jon Fortt

Okay, so I know you probably get the Brady Bunch jokes all the time, kind of like Brady Bunch times however many.

00:22:45 Peggy Johnson

Two and a half.

00:22:47 Jon Fortt

Yes, you’ve done the math, which doesn’t surprise me. But what are the chances of two people blending families that big? I mean,

00:22:59 Peggy Johnson

it’s interesting, John. So many people told my parents, are you crazy? Don’t do this. And they ignored it and they said, we can make it work. And they were amazing. They did. And we still see each other all the time. It’s really a wonderful story.

00:23:17 Jon Fortt

The joke is, how can you not?

00:23:21 Jon Fortt

Everywhere I go, I’m bumping into.

00:23:23 Peggy Johnson

I bumped into one. Yeah, they’re literally everywhere up and down the Southern California coast here. But it was amazing. They were hardworking people. Neither one went to college. They had a couple of rules. You go to college and you pay for it yourself. So we did. So everybody had this strong work ethic from our parents and they were just wonderful, wonderful human beings.

00:23:49 Jon Fortt

So my mom has a dozen siblings.

00:23:54 Peggy Johnson

Really?

00:23:55 Jon Fortt

Yeah, all from the same mom.

00:23:58 Peggy Johnson

That’s amazing.

00:23:59 Jon Fortt

She’s the third youngest. And her oldest sister is one of three still alive. So.

00:24:09 Peggy Johnson

That’s amazing.

00:24:10 Jon Fortt

Yeah. Really? So yeah. So there’s only so many jokes that I have about this because it’s part of my family story and legacy as well. But that definitely shapes you.

00:24:26 Peggy Johnson

Yes.

00:24:27 Jon Fortt

the experience of being in a large family either swallows you up or forces you out. And certainly, I think, teaches you to interact with people with a wide range of different personalities because they’re all right there.

00:24:42 Peggy Johnson

Oh, yeah. My mom was a Republican and my dad was a Democrat. And we had the best dinner conversations. And and I still carry that today. I want I want the debate. I definitely want to hear both sides and why, you know, why

00:24:57 Peggy Johnson

opinions. It was a good way to understand issues when we were growing up. We had great dinner conversations.

00:25:07 Jon Fortt

And you’re on the younger end of the scale. But I guess when you’ve got two families blending, you can have siblings a lot closer together in age than is biologically possible. Is that how it was?

00:25:18 Peggy Johnson

Oh yeah, there was a lot of doubles. I have a sister in my class in the second grade, she was my friend in the third grade, she was my sister. And so that’s how that happened. And there was many more above me where there were, you know, siblings of the same age. And it was, you know, again, it was nice to have just all those different opinions, as you said, and

00:25:45 Peggy Johnson

introverts and extroverts. It was a good learning experience that actually helped me navigate the business world because I feel I can relate to just about anybody who’s sitting on the other side of the table.

00:25:57 Jon Fortt

So speaking of business, you intended to major in that, yes?

00:26:01 Peggy Johnson

Yes. And then because I was working my way through college, I had a job in

00:26:09 Peggy Johnson

basically delivering mail on the campus of San Diego State. And I was going toward the business major when I delivered mail one day to the engineering department and the two assistants behind the desk convinced me to change my major to engineering. And I did. They were very convincing and never looked back. It was a great, great move.

00:26:32 Jon Fortt

Why did they do that?

00:26:34 Peggy Johnson

They said they never had seen a woman in their hallway

00:26:39 Peggy Johnson

I walked down a long hallway to deliver the mail and they said, why are you here? And I said, to deliver the mail. And they said, we thought you.

00:26:47 Peggy Johnson

maybe wanted to learn about engineering. And frankly, I didn’t really know what an engineering degree could do for you. I mean, my dad owned a gas station in Los Angeles. We weren’t exposed to that. And so they sat me down and said, the world will be your oyster. You can do anything with an engineering degree. And they listed all the different types of engineering and the different jobs I could hold. And they captured me right then and there. And

00:27:15 Peggy Johnson

And I’m glad I made that decision that day.

00:27:19 Jon Fortt

Well, I mean, they should have been getting a paycheck from Academic Affairs as well, because that’s some high level advising. What did you notice?

00:27:32 Jon Fortt

once you got into the engineering department about the number of women who were majors and what the encouragement or lack of encouragement was for a broad range of experiences to be represented in this group that supposed to be solving the the whole world’s problems moving forward?

00:27:52 Peggy Johnson

Yeah so I would say it you know it wasn’t always easy there was very few women we found each other we started a little like a

00:28:01 Peggy Johnson

you know, a study group together and that was helpful. And frankly, I’ve found that helpful throughout the years as I stepped into my career, even there was very few women, you know, in the engineering departments that I was in and we would support each other along the way. But I wouldn’t have changed a thing. I think, you know, there has to be the first trailblazers in any discipline and I’m glad I chose that path and I encourage

00:28:30 Peggy Johnson

all my you know my daughter my nieces and my nephews and everybody in the family to take a look at you know the stem fields because we need more of them

00:28:40 Jon Fortt

I noticed just a day or two ago that the annual grace hopper gathering um had been canceled basically it sounds like for lack of funding uh which I find somewhat shocking but um

00:28:56 Jon Fortt

But also, I guess, concerning in the sense that we’re talking about a time when there weren’t a lot of women engineers. I think there’s still a need for engineering minds from a wide range of disciplines for all kinds of reasons, particularly in this era of AI. I didn’t know if you had seen that or not and what your thoughts might be on the value of those sorts of gatherings.

00:29:22 Peggy Johnson

I had not seen that and I’m disappointed to hear that. I have been and it’s a great conference and it’s a great networking tool because you were able to gather and just share ideas and job opportunities. It was always a good gathering for that. So that’s unfortunate.

00:29:46 Peggy Johnson

but you know you touched on something we do need all types in in these roles because the products that come out on the other end are used by everybody so we need different voices people from different economic backgrounds who can weigh in on product development because a single product built by a single you know homogeneous group is not going to sell very well so it’s really an economic

00:30:16 Peggy Johnson

decision to incorporate as many different voices into product development as possible.

00:30:22 Jon Fortt

So once you focused in on the engineering degree, what did you intend to do with it?

00:30:28 Peggy Johnson

Initially, I worked because I was based in San Diego on the naval base, and it was an open job. It was for General Electric.

00:30:41 Peggy Johnson

And I didn’t know what I wanted to be when I grew up, if you will. But at one point, they said the jobs are all moving to Syracuse, New York. And I couldn’t imagine living in Syracuse, New York, because I didn’t know how to drive in the snow. I had barely ever seen snow, frankly, when I was that age. And so I said, well, I’m not going to do that. And I turned around and found Qualcomm. They were

00:31:07 Peggy Johnson

just a little company, then my employee number was very low and I started and had no idea what I was going to do to tell you the truth. But I got involved early on with, you know, different telecom products and basically then grew up there.

00:31:29 Jon Fortt

So, I mean, I find that

00:31:32 Jon Fortt

fascinating and and qualcomm fascinating I interviewed paul jacobs on fort knox many many moons ago closer to when I started this 10 years ago and of course he told his father’s story a bit and how he ended up being involved in the company you’re there in the late 80s I believe and the the breakout success of qualcomm doesn’t come until the the cell phone era and really the

00:32:01 Jon Fortt

broadband smartphone era really starts taking off.

00:32:07 Peggy Johnson

Yeah, it’s interesting. I remember shortly after I took the job, I remember I’d been working for General Electric and then I went to this little startup called Qualcomm and we were making a two-way communication system for long-haul trucks and nobody was buying it. And I remember thinking I have made the biggest

00:32:30 Peggy Johnson

worst decision of my life by coming to this company because I think they’re not going to, get by. And that was, it was my first year. But of course, things turned around. They ended up selling quite a few of those satellite modems. And that funded the start of the cell phone, really the evolution of it because they were involved in all parts of it. So it was

00:32:58 Peggy Johnson

it was a scary moment there. And

00:33:00 Jon Fortt

I’m going to date myself here, but CDMA versus GSM. And this is when I was really starting my career covering tech, early 2000s.

00:33:10 Jon Fortt

Europe was on GSM, US was on CDMA, which is more Qualcomm based technology. And the thought was, boy, Europe is so far ahead in wireless and mobile. And it’s not just Europe. All of GSM is the global standard that looks like it’s going to win. And we were looking at, you know,

00:33:30 Jon Fortt

DVDs, you know verse blu-ray and it just yeah There were all these format wars and it looked like cdma was gonna lose. How did it look from where you sat?

00:33:41 Peggy Johnson

At Qualcomm it felt like it was gonna lose but I’ll tell you because it was a holy war, you know, they were very much big titans of the industry were you know battling this little San Diego company

00:33:54 Peggy Johnson

And that’s where I think the whole company looked to Irwin Jacobs and his leadership. He has just this quiet intellect. He’s very, very empathetic. And he just told the story over and over and said, this is the better path. This is the more efficient way to deploy a digital network. He ended up convincing people and that set the company on its course.

00:34:22 Jon Fortt

So yeah, I mean there was there was Y max versus versus 802.11 there were so many format wars that were happening at the time as the industry was trying to figure out Not just the industry many industries were trying to figure out these digital transitions across so many different areas what

00:34:49 Jon Fortt

What pieces of it were you working on and how far into the future were you looking at the time?

00:34:56 Peggy Johnson

So I was working on the cell phone piece of it and we were at the time and I was I had actually moved into sales of the cell phone because I had some experience in that from a previous product I’d had I was working on and

00:35:15 Peggy Johnson

And again, it was tough because we had competitors like Nokia and LG making very beautiful phones. And our tech was wonderful, but the design and all of that, that was something new to us. And so there were some tough years. Eventually, we settled on selling the chips and we sold the cell phone industry

00:35:45 Peggy Johnson

to Kyocera. And I think that was a very good move. The chips were what was in scarce supply and we knew how to make those. And that turned out to be the right choice at that time.

00:36:00 Jon Fortt

Why’d you leave?

00:36:02 Peggy Johnson

Well, I was never going to leave, but Microsoft reached out and I kind of ignored it a few times.

00:36:11 Peggy Johnson

and loved living in San Diego, loved the company. I was an executive on the executive leadership team. And then one day Satya called and he said, hey, why don’t you just come up and take a look and let me show you what I want to build here. He was only a few months into his job as CEO at the time. And so I thought,

00:36:38 Peggy Johnson

I don’t have anything to lose. I think I’m just going to go look. And I sat down with Satya and I walked out of there and I was convinced. He’s such an iconic leader.

00:36:47 Jon Fortt

Let me put some context around that because I was covering Microsoft at the time as well. Hardly anybody knew who Satya Nadella was at the time. And it’s hard for maybe people to believe today because he’s been so successful. Not only that, but I have to mention it now because I just mentioned Grace Hopper earlier.

00:37:08 Jon Fortt

Very early in his tenure, like right as he was starting, I was about to have the first broadcast interview with him as CEO, which I was happy about because I had interviewed him before, but like nobody at CNBC cared because they’re like, who is this guy running server and tools? We don’t care about server and tools. That’s the least interesting thing.

00:37:25 Jon Fortt

But I’m like, all right, great, got this interview set. And then he goes to Grace Hopper. I’m not gonna give it an exhausted, but he basically says something about women and promotions that he, it’s like, oh, wish you could take that back and say that in a different way. And this was the first impression that some people were having of this new CEO. He’s since

00:37:48 Jon Fortt

shown himself to be very thoughtful and deliberate in the way that he communicates with a pretty high level of sensitivity. Actually reminds me of the way that you just described Irwin Jacobs. I’m wondering what your impression was of him and if the Grace Hopper thing had happened yet.

00:38:05 Peggy Johnson

It happened shortly after I arrived. So it was within a few weeks. I understood, frankly, what he was trying to say

00:38:17 Peggy Johnson

And I think it was one of those things where in hindsight, I probably I wasn’t, I didn’t say it quite the way I wanted to. But I’ll tell you, it kicked off a deep dive by Satya in, wait a second, am I missing something here? He didn’t just brush it off and say, okay, I made a little mistake. He said, is there something here? And

00:38:41 Peggy Johnson

I appreciated that. He wanted to understand what were the unconscious biases that might be going on at the company. And he never let up. The whole time I worked at Microsoft, that was always a topic near and dear to him. He wanted to make sure that all voices were heard.

00:38:59 Peggy Johnson

and that he was building an environment and a culture that accepted everyone. And I think that one moment really turned into a multi-year learning moment and the company was better off because of it.

00:39:16 Jon Fortt

And I imagine you probably got some questions within your circles about that at the moment and after.

00:39:24 Peggy Johnson

Yes, I did. And I said it. I still will say it was not a mistake for me to come here because I could see that Satya was very much trying to learn. He again, he didn’t brush it aside. He wanted to be a better leader after that. And he was.

00:39:42 Jon Fortt

So during COVID, I believe you left Microsoft, yes?

00:39:49 Peggy Johnson

I and the reason was I am a

00:39:53 Peggy Johnson

business development person. And my entire job was to get on planes and go get in front of customers. And that was what I was to do every day. And it all stopped. And I just couldn’t see the other side of it. And I thought to myself, I’ve been thinking about at some point seeking a CEO job

00:40:21 Peggy Johnson

And maybe this is that time.

00:40:23 Peggy Johnson

In fact, I had listened to a podcast by Valerie Jarrett and she said, women put their own glass ceilings above them.

00:40:32 Peggy Johnson

And I think I was doing that.

00:40:33 Peggy Johnson

I kept saying, just a few more years and then I’ll be ready.

00:40:36 Peggy Johnson

Just a little bit more experience and then I’ll be ready.

00:40:39 Peggy Johnson

And I just thought, you know, I don’t know what’s going to happen here in COVID.

00:40:43 Peggy Johnson

Will I ever get on a plane again?

00:40:46 Peggy Johnson

I think I’m going to start doing what I’ve been telling myself I will do at some point.

00:40:51 Peggy Johnson

I’m going to start right now and I then found Magic Leap and then made the move.

00:40:58 Jon Fortt

In a way, Magic Leap was very much a COVID aligned idea that you can put something on and experience a reality that you’re not actually going out into.

00:41:08 Jon Fortt

I think a lot of the stuff that Mark Zuckerberg was talking about with the metaverse and being able to travel places where you weren’t going physically maybe seemed appealing at the time because people couldn’t go places.

00:41:22 Jon Fortt

But now we’re like, why would we want to?

00:41:26 Jon Fortt

pretend to go to Hawaii yeah exactly Mark didn’t buy a pretend house in Hawaii he bought an actual house because it’s nice to actually go there right um but what do you see as the enduring value of the AR VR experience even as we’re looking back at products like Apple’s Vision Pro and uh forward into things like the meta

00:41:54 Jon Fortt

glasses that Qualcomm has a chip in to bring it full circle as as things that are people are using to experience the world in an augmented reality way different from visiting a pretend world.

00:42:09 Peggy Johnson

You know, I still think there is room for augmented reality.

00:42:14 Peggy Johnson

Absolutely.

00:42:15 Peggy Johnson

I think that and particularly I’m talking about augmented and not virtual, where you’re entering, you know, a fake Hawaii.

00:42:23 Peggy Johnson

But in augmented

00:42:25 Peggy Johnson

reality, particularly in the enterprise space, if you’re in one of these big facilities and you walk up to a machine that’s offline and you have the ability to run a video in the upper corner of your screen because you have on a headset or glasses like Meta’s glasses, and you don’t have to go back and find the book and read it and then come back out and start the repair process.

00:42:50 Peggy Johnson

That, to me, seems like a wonderful tool for efficiency, starting in facilities and then eventually working into our lives.

00:42:59 Peggy Johnson

And that was the goal that we were aimed at Magic Leap.

00:43:04 Peggy Johnson

We had really refocused on just enterprise initially use cases.

00:43:08 Peggy Johnson

That’s where I saw the earliest product market fit.

00:43:13 Jon Fortt

What prompted the move to agility?

00:43:18 Peggy Johnson

It’s interesting.

00:43:19 Peggy Johnson

I kind of had an aha moment there as well.

00:43:23 Peggy Johnson

I mean, I was a CEO that could come in and take some great tech and help scale it out into the commercial markets.

00:43:34 Peggy Johnson

I came to the realization that the platform was still pretty early and that the tech was going to need quite a bit more evolving.

00:43:44 Peggy Johnson

I think we’re seeing that even with Apple Vision Pro, you know, that’s been a challenging product.

00:43:50 Peggy Johnson

It’s cost, it’s lack of content that has kept that industry from moving more quickly.

00:43:59 Peggy Johnson

And so the scale moment wasn’t then.

00:44:01 Peggy Johnson

And that’s really when I decided I want to look for a product that has already found product market fit and I can come in and just get behind it and scale it.

00:44:11 Peggy Johnson

And that’s what I found with Agility Robotics.

00:44:13 Peggy Johnson

They had

00:44:14 Peggy Johnson

Definitely found product market fit.

00:44:17 Jon Fortt

So there’s a question.

00:44:18 Jon Fortt

I like to ask about what I call Death Valley a lowest point because I think there’s a lot to Learn from how one gets through that across this career arc So many stops of yours What was the lowest point?

00:44:33 Jon Fortt

What was was there a time when you sort of hit a wall and thought I don’t I don’t know if this is working.

00:44:39 Peggy Johnson

There was that magically definitely I

00:44:43 Peggy Johnson

realized maybe I’m not the CEO for the company in its current phase right now.

00:44:49 Peggy Johnson

I’m a scale CEO.

00:44:51 Peggy Johnson

I want to take it to the next level.

00:44:53 Peggy Johnson

This platform isn’t quite ready.

00:44:55 Peggy Johnson

And so that was definitely a Death Valley moment where I decided I need to do something else.

00:45:06 Peggy Johnson

And

00:45:07 Peggy Johnson

the company now actually has pivoted away from that and they are a technology provider for the industry rather than selling headsets, which I think is still a little early given the examples we see with Apple Vision Pro and others.

00:45:23 Jon Fortt

How did you come to the conclusion that the message that you were trying to put out, the ecosystem that you were

00:45:35 Jon Fortt

trying to rally just wasn’t going to happen at this stage.

00:45:39 Peggy Johnson

I think sales numbers, it was as hard as we tried, the cost was what it was and it still wasn’t in a range where it could be mass adopt, there would be mass adoption amongst the enterprise customers that we were looking at.

00:45:57 Peggy Johnson

And then the other problem was content.

00:45:59 Peggy Johnson

It was challenging.

00:46:00 Peggy Johnson

It was another platform that was different than everything else that we had to try and convince developers to build product for.

00:46:10 Peggy Johnson

And again, as you rightly pointed out, this is sort of a new

00:46:14 Peggy Johnson

discipline this kind of 3D type of environment and so it was very hard to find talent and we were battling with custom you know other companies that were seeking talent like Meta and Apple and Google in that space so there were a lot of a lot of issues with that plan of selling headsets into the enterprise.

00:46:40 Jon Fortt

I wonder if now the

00:46:44 Jon Fortt

um movement toward llms which then sparked this infrastructure build out based on that and so much of a developer ecosystem around AI in general does physical AI build off of that by saying okay while we understand that training is important and that trained models uh are are later used in inference and so

00:47:13 Jon Fortt

some of these headsets and things, instead of being experienced devices, they’re capture devices and we can understand the benefit that comes from investing in training in just a little while.

00:47:25 Jon Fortt

Hey, this can turn into a hundreds of billions of dollar type return.

00:47:30 Jon Fortt

It’s going to happen for physics the way it happened for language.

00:47:34 Jon Fortt

Is that is that happening, you think?

00:47:37 Peggy Johnson

I would say I’ve seen some early signs of that, but definitely as you started with, these two areas are very much linked.

00:47:46 Peggy Johnson

I mean, both are involved with the 3D world and we’re having challenges gathering across the industry, gathering physical data to train robots on.

00:47:59 Peggy Johnson

Headsets can definitely

00:48:01 Peggy Johnson

add to the data pool out there and likely will at some point here.

00:48:08 Jon Fortt

So what was the key conversation when you made the call to say, this is it, it’s time for me to move on to something else?

00:48:23 Peggy Johnson

I shared that I with the board that I felt like I had done what I had come there to do, which was to redirect the company toward an enterprise focus to do what we could to take costs out.

00:48:38 Peggy Johnson

But I, apologies for this.

00:48:43 Peggy Johnson

Sorry.

00:48:52 Peggy Johnson

There we go.

00:48:53 Peggy Johnson

I think I stopped it.

00:48:54 Peggy Johnson

Sorry about that.

00:48:56 Peggy Johnson

I was like hitting the...

00:48:57 Peggy Johnson

I used to have a touch screen here and I don’t now, so my first thing is to touch it.

00:49:04 Peggy Johnson

Yeah, and I felt like I was not passionate anymore about the role.

00:49:11 Peggy Johnson

And one thing I learned early on, really going back to my Qualcomm days, is if you’re not passionate about what you do, change it.

00:49:19 Peggy Johnson

And I felt very strongly that

00:49:23 Peggy Johnson

If I had, once I reached that point in any job, I was going to make a change.

00:49:28 Peggy Johnson

And so I, again, concluding that I wasn’t the right person to take it to the next phase, I decided to move on and shared that with the board.

00:49:37 Jon Fortt

How long did it take you to find sort of that next right thing?

00:49:44 Peggy Johnson

Well, I was very focused on making sure that I was going to be passionate about it.

00:49:49 Peggy Johnson

And I looked at a number of things over the next few months or so.

00:49:54 Peggy Johnson

And actually agility fell into my lap.

00:49:58 Peggy Johnson

It was just an outreach from a recruiter on LinkedIn.

00:50:02 Peggy Johnson

And I responded and said, you know, this is pretty interesting because while early stage tech, they had built something that worked.

00:50:12 Peggy Johnson

They were already getting paid to work and they just needed to scale.

00:50:16 Peggy Johnson

So I said, this is the job I can do and I could lean in on this and bring value to this company.

00:50:22 Jon Fortt

How soon did you feel convinced you had made the right choice?

00:50:28 Peggy Johnson

Fairly early on.

00:50:30 Peggy Johnson

It was really when I saw the robot for the first time and I said to myself, this thing is real.

00:50:36 Peggy Johnson

It is as advertised and

00:50:41 Peggy Johnson

This is the one and so there’s something about seeing the robot physically in front of you that makes things very real.

00:50:49 Jon Fortt

So very often whatever gets you through a Death Valley moment becomes a core belief tool in your toolbox you continue to use and Granted it hasn’t been that long since this experience, but how how did that change you and the way that you approach the

00:51:10 Jon Fortt

leadership and messaging challenges behind scaling.

00:51:14 Peggy Johnson

So first thing I did is said, if I’m here to scale, I need a leadership team that knows how to scale.

00:51:21 Peggy Johnson

And I went out and found who I believe are the very best people.

00:51:25 Peggy Johnson

They’d all had previous roles in large companies, some at robotics companies, and also had been involved in the transformation of early stage tech into a commercial products.

00:51:39 Peggy Johnson

And I developed that team and brought them together and that is our goal.

00:51:46 Peggy Johnson

There is something that can happen if you aren’t on a scale path, you can continue to tweak the product and say, well, we can make this a little bit better and that a little bit better.

00:51:58 Peggy Johnson

But at the end of the day, you have to get it out the door.

00:52:00 Peggy Johnson

And that was what I was looking for when I was seeking leaders for my team, people who had actually commercialized

00:52:09 Peggy Johnson

product and that’s what they’re they consist of today.

00:52:13 Peggy Johnson

And we are a better company for it.

00:52:16 Jon Fortt

So looking forward into 2027, it sounds like digit five.

00:52:22 Jon Fortt

Am I getting it right?

00:52:23 Peggy Johnson

Yes.

00:52:24 Jon Fortt

Is the proof point.

00:52:25 Jon Fortt

And I guess, you know, there’s there’s five digits on the hand.

00:52:28 Jon Fortt

So maybe maybe that could be a completion number.

00:52:34 Jon Fortt

How will you know if it’s going according to plan?

00:52:39 Peggy Johnson

It’ll be all about customer adoption, deployment, actual deployment, and moving people from trials inside their facilities to actually deploying.

00:52:51 Peggy Johnson

And we’ve said that as we gather a pipeline of interested customers, are you interested in deploying?

00:52:58 Peggy Johnson

Do you have a problem that we are going to be able to solve for you?

00:53:02 Peggy Johnson

If the answer is yes, we proceed with them.

00:53:04 Peggy Johnson

If it’s just, you know, an innovation group and very deep inside of a big company that wants a couple robots, we don’t have time for that.

00:53:12 Peggy Johnson

We are here to build a business.

00:53:14 Peggy Johnson

And so success will be getting a number of customers into deployment.

00:53:22 Jon Fortt

All right.

00:53:22 Jon Fortt

Well, Peggy, thank you for sharing the Agilia Robotics story and your own personal story with me here on Fort Knox.

00:53:30 Peggy Johnson

Thanks for having me, John.

About Agility Robotics

Headquartered in Salem, Oregon, with offices in Pittsburgh, Pennsylvania and Fremont, California, Agility Robotics’ mission is to build robot partners that augment the human workforce. Agility’s groundbreaking general-purpose humanoid robot, Digit, is the first multi-purpose, human-centric robot that is Made for WorkⓇ and commercially deployed today. With more than 65,000 hours of real-world operation combined with industry-leading safety standards, we’re pioneering a new era of automation that enhances human potential. To learn more, visit agilityrobotics.com.

Agility, the Agility logo, Digit, Agility Arc, RoboFab, and Made for Work are trademarks of Agility Robotics, Inc. Third-party trademarks are the property of their respective owners.

About Churchill Capital Corp XI

Churchill XI is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill XI for their consideration. Churchill XI and Agility have jointly filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on October 13, 2026, and which includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents have been distributed to Company stockholders and Churchill XI shareholders as of September 14, 2026, the record date established for voting on the proposed transaction, in connection with Churchill XI’s solicitation of proxies for the vote by Churchill XI’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Company stockholders in connection with the completion of the proposed transaction. Before making any voting or investment decision, Churchill XI and Agility stockholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill XI in connection with the proposed transaction, as these documents contain important information about Churchill XI, the Company and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus as well as other documents filed by Churchill XI with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. We have based these forward-looking statements on current expectations and projections about future events. These statements include statements relating to, without limitation: the expected performance and capabilities of Digit 5 including its support of assembly and production operations; our relationship with AGCO; the expected timing of early access to, and broader commercial availability of, Digit 5; estimates of customer adoption rates, market acceptance and usage patterns; the timing and success of the Company’s future development plans; the ability of the Company to implement its strategic initiatives and continue to innovate its existing products and services; expectations regarding the Company’s ability to attract, retain and expand its customer base; the Company’s expectations concerning relationships with strategic partners, suppliers, regulatory bodies and other third parties; our ability to consummate the proposed business combination and PIPE and the satisfaction or waiver of the closing conditions set forth in the proposed business combination or PIPE subscription agreements; the occurrence of any other event, change or other circumstances that could give rise to the termination of the proposed business combination or PIPE subscription agreements; the expected timing of the closing of the proposed transaction; the expected listing of the combined company’s securities on Nasdaq; and the potential benefits of the proposed transaction and expectations related to its terms and timing.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill XI.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the Company’s, Churchill XI’s or the combined company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the risk that Digit 5 or its battery system may not achieve the expected performance, specifications or operating results in commercial environments, or may experience delays in development, testing, production or availability;; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners, suppliers and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill XI’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill XI’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill XI could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill XI’s public shareholders; the ability of the Company to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill XI; failure to realize the anticipated benefits of the proposed transaction; the Company’s estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of Churchill XI or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill XI’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill XI or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill XI’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While the Company and Churchill XI may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect the Company’s and Churchill XI’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and the Company’s and Churchill XI’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill XI is not an investment in any of Churchill XI’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill XI, which may differ materially from the performance of Churchill XI’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill XI, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill XI’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill XI’s shareholders in connection with the proposed transaction are set forth in the definitive proxy statement/prospectus . You can find more information about Churchill XI’s directors and executive officers in Churchill XI’s final prospectus related to its initial public offering filed with the SEC on December 16, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are included in the proxy statement/prospectus . Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.